

June 4, 2012

Via E-mail
Ms. Maria Shields
Chief Financial Officer
ANSYS, Inc.
275 Technology Drive
Canonsburg, PA 15317

   Re: ANSYS, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2011
     Filed February 23, 2012
     File No. 000-20853

Dear Ms. Shields:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

1. In subsequent filings, consider expanding the discussion in the overview to MD&A to discuss any known material trends and uncertainties relating to geographies and industries for which your products are provided. We refer to your 2011 fourth quarter earnings call where you discuss trends in the telecom industry, the automotive sector and industrial and electrical segments. Your overview should include economic or industry-wide factors relevant to your operations. For guidance, see Section III.A of SEC Release No. 33-8350.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 29

2.   You state your annual lease and maintenance contracts are generally renewed on an annual basis and "typically have a high rate of customer renewal." Please tell us what the customer renewal rates were for the periods covered by your financial statements and tell us your consideration to quantify the renewal rates for these contracts in future filings to provide readers with a better understanding of your operations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                                                Sincerely,

                                                                /s/ Kathleen Collins

                                                                Kathleen Collins
                                                                Accounting Branch Chief